UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

February 27, 2006

Minefinders Receives Optimized Bankable Feasibility Study and

Approves Mine Construction on the Dolores Project

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has received a bankable-level feasibility study from Kappes, Cassiday and Associates (“KCA”) on its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico. On the basis of this study, the Company’s Board of Directors has now directed management to proceed with the development and construction of an 18,000 tonnes per day open-pit, heap leach mine at Dolores.

Company President, Mark Bailey, commented: “The new KCA study is the culmination of several years of intensive geological and engineering work. In the process of re-working and advancing earlier mine plans, our internal and consulting engineers have significantly improved the economics of the project. The Dolores gold and silver deposit has always been commercially attractive; however, we believe that the plan upon which we will now break ground best reflects its true potential. We look forward to putting the open-pit portion of the Dolores deposit into production by mid-2007, and to continuing our successful expansion of gold and silver resources on the property.”

Summary of Project Economics (in U.S. dollars)

The estimated economics of the approved 18,000 tonnes per day (“tpd”) mine plan are summarized as follows:

- total direct capital costs of approximately $98.5 million, with additional indirect capital costs of $33.2 million, for total capital costs of $131.6 million;

- sustaining capital costs over the life of mine of an additional $29 million (all capital costs estimates are ±15%);

- cash operating costs of $224.25 per ounce of gold and gold-equivalent silver (“AuEq” - based upon a 63:1, gold:silver ratio), or $86 per ounce gold, net of silver credits (using $7.50 per ounce silver), and total cash costs (inclusive of all concession and royalty payments) of $237.70/oz AuEq;

- after-tax cash flow having an estimated undiscounted net present value (“NPV”) of $276.8 million and an internal rate of return (“IRR”) of 24.3%; and

- payback of capital costs in 3.3 years.

The optimization work to date that is reflected in the new study (the “KCA Study”), has had a positive impact on the project economics, despite increases in the current costs of many of its components, including fuel, reagents, steel and equipment. The profitability of the project is expected to be further enhanced as additional optimization and detailed engineering proceeds during the construction period.

A new resource model and mine schedule will be completed this Spring to include the results of exploration and infill drilling completed through the end of 2005. This drilling is expected to increase the project reserves and further enhance its overall economics.

The mine plan and analysis of project economics does not include significant, high-grade gold mineralization that lies below the approved pit model. Ongoing drilling will target the further definition and expansion of this mineralization, with a view to the development of plan for an underground mine component.

Summary of Capital and Operating Costs

Capital and operating costs assume the purchase of new equipment and use current pricing for all components. As against the project studies announced in July 2005, power costs have increased by approximately $0.23 per tonne and reagent costs have increased by $0.21 per tonne. Mining costs have increased in the new study by $0.20 per tonne, as a result of higher fuel costs. As noted, capital costs are expected to improve with the completion of detailed engineering and contracting.

Table 1 Direct and Indirect Capital Costs

Mine Development	$3,720,465
Mine Equipment	$31,635,527
Plant and Facilities	$59,121,200
Camp and Townsite	$4,016,600
Spare Parts	$2,385,800
Shipping and Import	$2,201,500
Contingencies	$10,370,400
Engineering Procurement and Contract Management	$5,547,600
Indirect and Owner’s Costs	$4,829,300
Initial Fills	$1,516,600
Working Capital	$6,334,000
Total Capital	$131,680,000

The anticipated $29 million of sustaining capital is spread over years three through ten of the project’s mine life.

Table 2 Operating Cost Summary - Life of Mine

Area	Cost per Tonne
All Labor (excluding mine)	$0.15
Mining (includes labor)	$3.53
Process	$2.55
Support	$0.10
General and Administrative	$0.53
Total	$6.87

Reclamation and closure costs are estimated to be $9.5 million, or about $0.13 per tonne of crushed ore. These costs are not included in the operating cost estimation, but are included in the cash flow calculation.

Summary of Project Production

The 18,000 tpd mine plan estimates production of 72.5 million tonnes of proven and probable ore reserves at an average grade of 0.84 g/t gold and 44.5 g/t silver, with a strip ratio of 3.7:1, and a cut-off grade of approximately 0.3 grams of gold per tonne (“g/t”). The mine would place approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recover 1.445 million ounces of gold and 53.2 million ounces of silver (2.29 million ounces AuEq*) over a 12 year mine life.

Table 3 Proven and Probable Reserves

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold oz	Silver oz	Gold Eq* Oz
Proven	43,678	0.88	45.44	1,235,738	63,809,015	2,248,580
Probable	28,795	0.78	42.96	722,092	39,770,617	1,353,372
Proven & Probable	72,473	0.839	44.46	1,957,830	103,579,632	3,601,952
Some numbers may not match due to rounding.	*Gold Eq based on 63:1 ratio Ag:Au

The total audited measured and indicated resources at Dolores (which include the mineral reserves), based on the resource block model completed in October 2004, are 2.65 million ounces of gold and 128.2 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t AuEq* (see Table 4, below). An additional 696,000 ounces of gold and 25.3 million ounces of silver, contained in 28.1 million tonnes, are classified as “inferred resources” (see news release dated December 6, 2004 and SEDAR filings for NI 43-101 technical reports).

Table 4 Measured and Indicated Resources

Category	Tonnes (000s)	Gold g/t	Silver g/t	GoldEq g/t	Gold oz	Silver oz	Gold Eq* oz
Measured	53,413	0.89	43.7	1.58	1,485,000	72,599,000	2,637,365
Indicated	47,652	0.78	37.5	1.38	1,161,000	55,580,000	2,043,222
Total	101,065	0.84	40.8	1.48	2,647,000	128,179,000	4,680,587
Some numbers may not match due to rounding.	*Gold Eq based on 63:1 ratio Ag:Au

As noted, the Company is currently updating the Dolores resource and block models to include new drilling data completed since October 2004. New reserves and resources estimates will be released shortly.

Drilling is ongoing at Dolores to convert resources that are currently outside the proposed mine plan into additional surface and/or underground mineable reserves and to condemn areas outlined for the plant and pad facilities. Results from this program will be reported when they are available.

Summary of Metallurgy

The KCA Study projects a weighted average recovery from the leach pad of 74% for gold and 51% for silver, with consumption of 0.4 kg/tonne of cyanide and 1.7 kg/tonne of lime. Recoveries and reagent consumptions are based on an extensive review by KCA of test results from previous work documented by M3 Engineering & Technology Corporation in its bankable feasibility study published by the Company in July 2005, and on the partial results of ongoing column tests.

Summary of Sensitivity Analysis

The 18,000 tpd mine plan reserves were calculated using prices of $375/oz gold and $5.75/oz silver and the economic analyses were calculated using prices of $475/oz gold and $7.50/oz silver. The project is highly leveraged to gold and silver prices and to capital and operating costs.

An analysis of pre-tax sensitivities for gold revenue from the mine operation, at plus or minus 20% of the gold prices or gold recovery rates used in the study’s base economics, shows variation in the project’s IRR from a high of 37.6% (an NPV of US$ 520 million, undiscounted) to a low of 19.6% (an NPV of US$ 255 million, undiscounted). Changes in silver revenues, operating costs and capital costs, over a plus or minus 20% range, show similar sensitivities (see Table 5, below).

Table 5 Project Sensitivities

IRR Sensitivity - Pre-Tax, with Contingencies

IRR (Pre-Tax)
Percent of Base Case	Silver Recovery, Price	Gold Recovery, Price	Operating Cost	Capital Cost
80%	23.8%	19.6%	35.8%	36.8%
90%	26.3%	24.2%	32.3%	32.4%
100%	28.7%	28.7%	28.7%	28.7%
110%	31.1%	33.2%	25.1%	25.7%
120%	33.4%	37.6%	21.5%	23.1%

NPV Sensitivity - Undiscounted, Pre-Tax, with Contingencies

NPV US$000s (Pre-Tax)
Percent of Base Case	Silver Recovery, Price	Gold Recovery, Price	Operating Cost	Capital Cost
80%	310,065	255,183	491,888	416,479
90%	348,872	321,431	439,783	402,079
100%	387,679	387,679	387,679	387,679
110%	426,486	453,927	335,575	373,279
120%	465,293	520,175	283,471	358,879

Moving Forward at Dolores

The Company has now contracted the following detailed engineering design work: Golder Associates Inc. - leach pad and geotechnical requirements; Terra Nova Industries, Inc. - crushing and stacking systems; Lyntek, Inc. - Merrill-Crowe plant and smelter; and Ausenco Limited - ancillary systems and tie-in for all engineering. This work is expected to be 90% complete by the end of April.

Construction of the new Dolores mine road is well-advanced and is targeted for completion in early April. Equipment procurement, mine financing, and final permits are in process and are expected to be in place, as required, for start of project construction in April. Hiring of staff for the construction and mine operations is underway.

Condemnation drilling has encountered mineralization in the pad area and further drilling is being undertaken to determine the extent of this new zone of mineralization. Exploration drilling will carry on throughout 2006 to advance peripheral, near-surface mineralization and underground mineralization to feasibility.

Quality Control and Assurance

Michael Cassiday, AusIMM Member, of KCA, is the “qualified person” responsible for the contents of the KCA Study. Mark Bailey MSc., P.Geo. is the “qualified person” with overall resp.onsibility for the Dolores Project and is responsible for the contents of this news release. As used herein, a “bankable feasibility study” is a comprehensive analysis of a project's economics (+/-15% precision) and is used by the banking industry for financing purposes. A technical report summarizing the KCA Study will be filed within 30 days, in accordance with the requirements of NI 43-101, and will then be available for inspection online at www.sedar.com.

The Company will present the Dolores project and other exploration results to the BMO Nesbitt Burns 2006 Global Resources Conference on Tuesday February 28th, at 3 PM (EDT). Participants may access the conference’s audiovisual webcast of the Company’s presentation through the following link: http://corporate.bmo.com/conferences/2006resources/.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com or contact the Company by telephone at 1 866 687-6263 or by fax: at 1 604 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resources” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

February 27, 2006

Item 3.	News Release

The News Release dated February 27, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has received a bankable-level feasibility study from Kappes, Cassiday and Associates on its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico. On the basis of this study, the Company’s Board of Directors has now directed management to proceed with the development and construction of an 18,000 tonnes per day open-pit, heap leach mine at Dolores.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 27th day of February, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

February 27, 2006

Minefinders Receives Optimized Bankable Feasibility Study and

Approves Mine Construction on the Dolores Project

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has received a bankable-level feasibility study from Kappes, Cassiday and Associates (“KCA”) on its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico. On the basis of this study, the Company’s Board of Directors has now directed management to proceed with the development and construction of an 18,000 tonnes per day open-pit, heap leach mine at Dolores.

Company President, Mark Bailey, commented: “The new KCA study is the culmination of several years of intensive geological and engineering work. In the process of re-working and advancing earlier mine plans, our internal and consulting engineers have significantly improved the economics of the project. The Dolores gold and silver deposit has always been commercially attractive; however, we believe that the plan upon which we will now break ground best reflects its true potential. We look forward to putting the open-pit portion of the Dolores deposit into production by mid-2007, and to continuing our successful expansion of gold and silver resources on the property.”

Summary of Project Economics (in U.S. dollars)

The estimated economics of the approved 18,000 tonnes per day (“tpd”) mine plan are summarized as follows:

- total direct capital costs of approximately $98.5 million, with additional indirect capital costs of $33.2 million, for total capital costs of $131.6 million;

- sustaining capital costs over the life of mine of an additional $29 million (all capital costs estimates are ±15%);

- cash operating costs of $224.25 per ounce of gold and gold-equivalent silver (“AuEq” - based upon a 63:1, gold:silver ratio), or $86 per ounce gold, net of silver credits (using $7.50 per ounce silver), and total cash costs (inclusive of all concession and royalty payments) of $237.70/oz AuEq;

- after-tax cash flow having an estimated undiscounted net present value (“NPV”) of $276.8 million and an internal rate of return (“IRR”) of 24.3%; and

- payback of capital costs in 3.3 years.

The optimization work to date that is reflected in the new study (the “KCA Study”), has had a positive impact on the project economics, despite increases in the current costs of many of its components, including fuel, reagents, steel and equipment. The profitability of the project is expected to be further enhanced as additional optimization and detailed engineering proceeds during the construction period.

A new resource model and mine schedule will be completed this Spring to include the results of exploration and infill drilling completed through the end of 2005. This drilling is expected to increase the project reserves and further enhance its overall economics.

The mine plan and analysis of project economics does not include significant, high-grade gold mineralization that lies below the approved pit model. Ongoing drilling will target the further definition and expansion of this mineralization, with a view to the development of plan for an underground mine component.

Summary of Capital and Operating Costs

Capital and operating costs assume the purchase of new equipment and use current pricing for all components. As against the project studies announced in July 2005, power costs have increased by approximately $0.23 per tonne and reagent costs have increased by $0.21 per tonne. Mining costs have increased in the new study by $0.20 per tonne, as a result of higher fuel costs. As noted, capital costs are expected to improve with the completion of detailed engineering and contracting.

Table 1 Direct and Indirect Capital Costs

Mine Development	$3,720,465
Mine Equipment	$31,635,527
Plant and Facilities	$59,121,200
Camp and Townsite	$4,016,600
Spare Parts	$2,385,800
Shipping and Import	$2,201,500
Contingencies	$10,370,400
Engineering Procurement and Contract Management	$5,547,600
Indirect and Owner’s Costs	$4,829,300
Initial Fills	$1,516,600
Working Capital	$6,334,000
Total Capital	$131,680,000

The anticipated $29 million of sustaining capital is spread over years three through ten of the project’s mine life.

Table 2 Operating Cost Summary - Life of Mine

Area	Cost per Tonne
All Labor (excluding mine)	$0.15
Mining (includes labor)	$3.53
Process	$2.55
Support	$0.10
General and Administrative	$0.53
Total	$6.87

Reclamation and closure costs are estimated to be $9.5 million, or about $0.13 per tonne of crushed ore. These costs are not included in the operating cost estimation, but are included in the cash flow calculation.

Summary of Project Production

The 18,000 tpd mine plan estimates production of 72.5 million tonnes of proven and probable ore reserves at an average grade of 0.84 g/t gold and 44.5 g/t silver, with a strip ratio of 3.7:1, and a cut-off grade of approximately 0.3 grams of gold per tonne (“g/t”). The mine would place approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recover 1.445 million ounces of gold and 53.2 million ounces of silver (2.29 million ounces AuEq*) over a 12 year mine life.

Table 3 Proven and Probable Reserves

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold oz	Silver oz	Gold Eq* Oz
Proven	43,678	0.88	45.44	1,235,738	63,809,015	2,248,580
Probable	28,795	0.78	42.96	722,092	39,770,617	1,353,372
Proven & Probable	72,473	0.839	44.46	1,957,830	103,579,632	3,601,952
Some numbers may not match due to rounding.	*Gold Eq based on 63:1 ratio Ag:Au

The total audited measured and indicated resources at Dolores (which include the mineral reserves), based on the resource block model completed in October 2004, are 2.65 million ounces of gold and 128.2 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t AuEq* (see Table 4, below). An additional 696,000 ounces of gold and 25.3 million ounces of silver, contained in 28.1 million tonnes, are classified as “inferred resources” (see news release dated December 6, 2004 and SEDAR filings for NI 43-101 technical reports).

Table 4 Measured and Indicated Resources

Category	Tonnes (000s)	Gold g/t	Silver g/t	GoldEq g/t	Gold oz	Silver oz	Gold Eq* oz
Measured	53,413	0.89	43.7	1.58	1,485,000	72,599,000	2,637,365
Indicated	47,652	0.78	37.5	1.38	1,161,000	55,580,000	2,043,222
Total	101,065	0.84	40.8	1.48	2,647,000	128,179,000	4,680,587
Some numbers may not match due to rounding.	*Gold Eq based on 63:1 ratio Ag:Au

As noted, the Company is currently updating the Dolores resource and block models to include new drilling data completed since October 2004. New reserves and resources estimates will be released shortly.

Drilling is ongoing at Dolores to convert resources that are currently outside the proposed mine plan into additional surface and/or underground mineable reserves and to condemn areas outlined for the plant and pad facilities. Results from this program will be reported when they are available.

Summary of Metallurgy

The KCA Study projects a weighted average recovery from the leach pad of 74% for gold and 51% for silver, with consumption of 0.4 kg/tonne of cyanide and 1.7 kg/tonne of lime. Recoveries and reagent consumptions are based on an extensive review by KCA of test results from previous work documented by M3 Engineering & Technology Corporation in its bankable feasibility study published by the Company in July 2005, and on the partial results of ongoing column tests.

Summary of Sensitivity Analysis

The 18,000 tpd mine plan reserves were calculated using prices of $375/oz gold and $5.75/oz silver and the economic analyses were calculated using prices of $475/oz gold and $7.50/oz silver. The project is highly leveraged to gold and silver prices and to capital and operating costs.

An analysis of pre-tax sensitivities for gold revenue from the mine operation, at plus or minus 20% of the gold prices or gold recovery rates used in the study’s base economics, shows variation in the project’s IRR from a high of 37.6% (an NPV of US$ 520 million, undiscounted) to a low of 19.6% (an NPV of US$ 255 million, undiscounted). Changes in silver revenues, operating costs and capital costs, over a plus or minus 20% range, show similar sensitivities (see Table 5, below).

Table 5 Project Sensitivities

IRR Sensitivity - Pre-Tax, with Contingencies

IRR (Pre-Tax)
Percent of Base Case	Silver Recovery, Price	Gold Recovery, Price	Operating Cost	Capital Cost
80%	23.8%	19.6%	35.8%	36.8%
90%	26.3%	24.2%	32.3%	32.4%
100%	28.7%	28.7%	28.7%	28.7%
110%	31.1%	33.2%	25.1%	25.7%
120%	33.4%	37.6%	21.5%	23.1%

NPV Sensitivity - Undiscounted, Pre-Tax, with Contingencies

NPV US$000s (Pre-Tax)
Percent of Base Case	Silver Recovery, Price	Gold Recovery, Price	Operating Cost	Capital Cost
80%	310,065	255,183	491,888	416,479
90%	348,872	321,431	439,783	402,079
100%	387,679	387,679	387,679	387,679
110%	426,486	453,927	335,575	373,279
120%	465,293	520,175	283,471	358,879

Moving Forward at Dolores

The Company has now contracted the following detailed engineering design work: Golder Associates Inc. - leach pad and geotechnical requirements; Terra Nova Industries, Inc. - crushing and stacking systems; Lyntek, Inc. - Merrill-Crowe plant and smelter; and Ausenco Limited - ancillary systems and tie-in for all engineering. This work is expected to be 90% complete by the end of April.

Construction of the new Dolores mine road is well-advanced and is targeted for completion in early April. Equipment procurement, mine financing, and final permits are in process and are expected to be in place, as required, for start of project construction in April. Hiring of staff for the construction and mine operations is underway.

Condemnation drilling has encountered mineralization in the pad area and further drilling is being undertaken to determine the extent of this new zone of mineralization. Exploration drilling will carry on throughout 2006 to advance peripheral, near-surface mineralization and underground mineralization to feasibility.

Quality Control and Assurance

Michael Cassiday, AusIMM Member, of KCA, is the “qualified person” responsible for the contents of the KCA Study. Mark Bailey MSc., P.Geo. is the “qualified person” with overall resp.onsibility for the Dolores Project and is responsible for the contents of this news release. As used herein, a “bankable feasibility study” is a comprehensive analysis of a project's economics (+/-15% precision) and is used by the banking industry for financing purposes. A technical report summarizing the KCA Study will be filed within 30 days, in accordance with the requirements of NI 43-101, and will then be available for inspection online at www.sedar.com.

The Company will present the Dolores project and other exploration results to the BMO Nesbitt Burns 2006 Global Resources Conference on Tuesday February 28th, at 3 PM (EDT). Participants may access the conference’s audiovisual webcast of the Company’s presentation through the following link: http://corporate.bmo.com/conferences/2006resources/.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com or contact the Company by telephone at 1 866 687-6263 or by fax: at 1 604 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resources” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date February 27, 2006
By: /s/Paul C. MacNeill Paul C. MacNeill, Director